November 13, 2012

Larry Greene
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	ACP Strategic Opportunities Fund, LLC, 2012 Form SCH-TO
ACP Funds Trust 2012, Form SCH-TO

Please reference:

The ACP Strategic Opportunities Fund II, LLC	CIK: 0001166203
The ACP Funds Trust	CIK: 1205686

The File /Film numbers of the filings that are the subject of the request:

The ACP Strategic Opportunities Fund II, LLC	005-80250-121127242	Filed 10/03/2012
The ACP Funds Trust	005-81274-121127291	Filed 10/03/2012

Dear Mr. Greene:

In a telephone conversation with Stephanie Davis occurring on Wednesday, October 10, 2012 you provided suggested revisions with respect to the 2012 Form SCH-TO (hereinafter, the “Filings”) for the ACP Strategic Opportunities Fund, LLC (hereinafter, the “Master Fund”) and the ACP Funds Trust (hereinafter, the “Funds Trust”).  Your requests (numbered for convenience) are followed by the response of Ascendant Capital Partners, the Funds’ investment manager and sponsor (hereinafter, “ACP”) are as follows:

1.	The Master Fund and the Funds Trust need to expand on the SCH-TO filings that were filed with the SEC on October 3, 2012 as to exactly what an investor receives and how the exhibits are listed.

Response: The Master Fund and Funds Trust provide to shareholders an Offer to Repurchase (filed as Exhibit (a)(1)(i)); a Summary Term Sheet, including a table of contents; and a Letter of Transmittal (filed as Exhibit (a)(1)(ii)). Shareholders who tender their shares will receive a Letter from the Fund to Shareholders (filed as Exhibit (a)(1)(iii)) and a Promissory note (filed as Exhibit (a)(1)(iv)). Certain Financial Intermediaries will receive a Letter to Financial Intermediaries (filed as Exhibit (a)(1)(v)).

2.	Clarify as to who to contact at Ascendant for questions on SCH-TO filings.

Response: As of October 10, 2012, ACP hereby undertakes to include a separate cover sheet to all SCH-TO filings with respect to the Master Fund and Funds Trust listing the appropriate person to contact for any questions on these filings. Included will be name, phone number and address of such person. This information is also already listed on the cover page to each SCH-TO filing.

3.	In the section titled “Is there a limit on the number of units I can submit in the repurchase offer” (referenced in SCH-TO filings dated October 3, 2012; page 8 for the Master Fund and page 5 for the Funds Trust) please expand on the portion of the answer stating that Investors who tender ninety percent (90%) or more of their Units will be deemed to have liquidated their investment .

Response: The Master Fund and Funds Trust undertake to add the following as the last sentence in the first paragraph under the section titled “Is there a limit on the number of units I can submit in the repurchase offer?”:

This means that the Funds do not permit shareholders to retain 10% or less of their investment after accepting the tender offer. Shareholders who tender at least ninety percent (90%), but less than all of their shares, will have all of their shares tendered. Therefore, these shareholders will have their entire investment in the Funds liquidated pursuant to the tender offer, and will no longer be shareholders in the Funds after the completion of the tender offer. Shareholders should consider this policy when deciding whether to tender their shares, or what amount of their shares to tender.

4.	On page 10 of the Master Fund’s SCH-TO Filing, Section: 1. Company Information; A. ACP Strategic Opportunities Fund II, LLC (the “Fund”) is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087, telephone number (610) 688-4180, the SEC asked Ascendant to add the word “Master” in front of the word “Fund”.

Response: The word “Master” has been added. The sentence now reads:  A. ACP Strategic Opportunities Fund II, LLC (the “Master Fund”) is located at 150 N. Radnor Chester Rd., Suite C-220, Radnor, PA 19087, telephone number (610) 688-4180.

5.	On page 14. of the Master Fund SCH-TO Filing and page 12. of the Funds Trust SCH-TO Filing, Section 10. Extension, Suspension or Postponement of Repurchase Offer, the SEC has requested Ascendant expand on the following statement “The Board of Directors / Trustees may cancel the Repurchase Offer or postpone the acceptance of Shares / Units if:

(v) commencement of war, armed hostilities, terrorist acts or other international or national calamity directly or indirectly involving the United States that is material to the Fund.”

Response: The Master Fund and Funds Trust undertakes to add the following to the referenced disclosure: and that prevents the Fund or any of its service providers from conducting normal business operations, including processing the Repurchase Offer; the current conflicts in the Middle East do not satisfy this condition (v).

The Master Fund and Funds Trust undertakes to add the following to Section 10: Accordingly, the Master Fund and Funds Trust investors may not be able to have their Shares tendered as described in this offer, or may not receive timely payment for their Shares tendered. Investors should consider these risks when deciding whether to tender their shares.

Please note that in responding to the above-referenced comments:

●	ACP is responsible for the adequacy and accuracy of the disclosure in the filings;
●	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
●	ACP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 We also understand that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in its review of our filing or in response to your comments on our filing.

Very truly yours,

By:	/s/ Gary Shugrue
Name:	Gary Shugrue
Title:	President Ascendant Capital Partners